April 18, 2006

Via U.S. Mail

Gabe Hoffman
Accipiter Life Sciences Fund, LP
399 Park Avenue
38th Floor
New York, NY  10022

      Re:	LifePoint Hospitals, Inc.
      PREC14A filed by Accipiter Life Sciences Fund, LP et al.
      Filed on April 12, 2006
      File No. 0-51251

Dear Mr. Hoffman:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General
1. On a supplemental basis, advise us as to how your group was formed. How are the members of the group, specifically your nominees and Mr. Hoffman, affiliated with one another?
2. We note that you made some, if not all, of the letters you sent to
LifePoint publicly available, however, it does not appear that you filed these materials as soliciting materials under Rule 14a-12. Please advise us as to what consideration you gave to filing them considering it would appear that these letters were made public under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy.

Background to solicitation, page 4
3. In the second bullet point, you indicate that you have "talked at length with LifePoint management about various issues facing the Company." Please revise to elaborate briefly upon what you mean when you refer to "various issues."
4. In the fourth bullet point, you indicate that the Chairman of the
Board delivered a letter to you "without substantively addressing any of [your] concerns." Revise to acknowledge that the Chairman did, however, indicate that that Board would "communicate on these matters with all of [its] stockholders in the near future," a statement that was reiterated, at least in principle, in the April 4, 2006 letter as well. Otherwise, this statement would lead readers to believe that
LifePoint has no plans to respond to you at all.

Proposal No. 1 - Election of Directors, page 5
	Reasons why Accipiter is challenging the incumbent directors, page 5

5. We note your belief that "the election of the Nominees
represents
the best means for LifePoint stockholders to maximize the value of their Shares." You go on to state that the Nominees, if elected, "will use their best efforts to improve the Company`s operating performance and implement corporate governance reform...."  In an appropriate place in this discussion, elaborate upon what plans your nominees intend to take if elected as it relates to improvement of the Company`s operating performance. If you have no specific plans in mind, please indicate this. In doing so, please also indicate that there is no assurance that, if elected, they will be able to "maximize stockholder value." In this regard, consider moving up the fifth paragraph under "The Nominees" so that it prominently advises readers of this possibility.

	We believe that inadequate due diligence of and poor execution on the recent mergers...

6. With regard to your discussion about Coastal Carolina Medical Center, you mention that "population growth is not expected to dramatically expand over the near term." Provide support for this statement and clarify why you believe, if true, that this is the only reason why the Company will continue to operate at a loss, considering you pose no alternatives to the Company`s ability to improve upon operations at this site.
7. With regard to your discussion about Valley View Medical Center, provide support for your statements that the Company failed to receive certification "due to inappropriate staffing levels" and that
"another CMS inspection that was scheduled for February 2006 was cancelled by the Company due to a lack of readiness..." You imply that the Company is responsible for not obtaining certification sooner but it`s not clear what the Company is failing to do, or whether there are other reasons for the lack of certification, that would support this premise.
8. With regard to your discussion about Danville Regional Medical Center, provide support for your statement that "management has stated during various healthcare investment conferences that Danville is performing below budget. Revenues have suffered as admitting doctors have been boycotting the hospital in protest of the Company`s actions." Please also support your statement that there was "evidence of rising unemployment in the region prior to the acquisition."

	We believe that the proposed acquisition of hospitals from
HCA
Inc....
9. You indicate that management stated that this deal "would be accretive to earnings" and that "the performance at these hospitals has deteriorated significantly." The support you provide for these statements, however, does not appear to substantiate these statements. For example, the Company indicates that it is "optimistic about [its] prospects for success..." but does not specifically state that the transaction would be accretive to earnings. Please revise or advise.
10. We note your indication that "other well-run-for-profit hospital companies have fared poorly in [West Virginia] and [you] suspect that this is due to the rate setting methodology" and "the average for-profit hospital in West Virginia operates at margins substantially lower than LifePoint`s average." Please provide support for these statements.
	We believe LifePoint should immediately reduce its leverage...
11. On a supplemental basis, support the calculations you make relating to 1) leverage ratios and 2) current trading price ratios.
Where the support for your calculations appears in other documents, such as the company`s Form 10-Q or 10-Ks, provide copies of the relevant portions of the documents so that we can assess the context of the information upon which you rely. Mark the supporting documents provided to identify the specific information relied upon, such as financial statement line items and mathematical computations.

The Nominees, page 9
12. In the penultimate paragraph of this discussion, you reserve the right to substitute nominees in the event that those you have identified decline to serve or in the event LifePoint makes any changes to its bylaws or takes any other actions that would have the effect of disqualifying your nominees. Provide us with the authority upon which you will be able to make such substitution without resoliciting shareholders and how such substitution would be consistent with LifePoint`s advance notice bylaw provision.


Discretionary Voting, page 13
13. Advise us as to why you believe that discretionary voting will not be available for banks, brokers and nominees pursuant to applicable NASD rules. In view of this solicitation`s proximity to
LifePoint`s annual meeting, tell us how security holders will be in a position to deliver instructions to brokers in time for brokers to stop using their discretion. Advise us, with a view toward disclosure, the date by which security holders must deliver instructions to brokers in order to have the ability to direct the brokers how to vote. Revise, to the extent necessary, to advise security holders the steps they need to take to ensure that their vote will be counted and discuss any applicable NASD rules.

Legal Proceedings, page 15
14. Considering the ability to elect your nominees is dependent upon the success of these legal proceedings, advise security holders as to what you will do if you do not prevail in this action. In other words, if you lose, what will happen to any proxy cards that are delivered to you?

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the filing person acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact me at (202) 551-3264 with any questions. You may also reach me via facsimile at (202) 772-9203.

								Sincerely,


								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions

cc via facsimile at 212-451-2222:

Steve Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky, LLP
LifePoint Hospitals, Inc.
April 18, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE